

Financial Statements and Supplementary Information
(Expressed in thousands of U.S. dollars)

Hiive Markets Limited

Year ended December 31, 2025

(With Report of Independent Registered Public Accounting Firm therein)

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

Hiive Markets Limited
Table of Contents



KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818
www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Sole Director of Hiive Markets Limited:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hiive Markets Limited (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2022.

Toronto, Canada
March 6, 2026

Hiive Markets Limited
Statement of Financial Condition
(Expressed in thousands of U.S. dollars)
As at December 31, 2025

		2025
ASSETS		
Cash and cash equivalents (note 2)	$	37,507
Cash segregated under federal regulations (note 3)		8,024
Accounts receivable, net (note 5)		1,784
Other receivables		632
Due from affiliates (note 6)		5
Prepaid expenses		152
Total Assets	$	48,104
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Payable to customers (note 4)	$	8,024
Accounts payable and accrued liabilities		2,696
Deferred revenue		25
Due to affiliates (note 6)		8,143
Income taxes payable		2,894
Total Liabilities	$	21,782
Stockholder's Equity		26,322
Total Liabilities and Stockholder's Equity	$	48,104

See accompanying notes to the financial statement

Hiive Markets Limited
Notes to the Financial Statements
(Expressed in thousands of U.S. dollars)
Year ended December 31, 2025

1.   Nature of Business

Hiive Markets Limited ("HML" or "the Company") is a Canadian corporation, incorporated under the Ontario Business Corporations act on August 19, 2021, that facilitates secondary market trading of shares in late-stage venture-backed companies through its web-based matching interface (the "Platform"). The Platform operates using a technology licensed from and supported by The Hiive Company Limited ("THCL"). The Company is a wholly owned subsidiary of THCL. The Company is a member firm of the Financial Industry Regulatory Authority ("FINRA") and is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

2.   Significant Accounting Policies

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and the rules and regulations of the SEC.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term instruments that either mature by, or are redeemable within, three months from the acquisition date. The Company maintains certain cash balances in interest-bearing overnight "sweep" accounts; these balances are available on demand and are considered the functional equivalent of cash. The Company's cash and cash equivalents are carried at cost, which approximates fair value and may exceed federally insured limits at times.

Accounts Receivable, net

Trade and other receivables are measured at fair value on origination. A receivable is recognized if the Company's right to consideration is unconditional, representing an enforceable right to payment where only the passage of time is required

At year-end, the Company assesses whether there are any indications that the carrying value of the trade receivables may be impaired. For the purposes of impairment testing, each significant amount is assessed individually. When there is an indication of impairment, the Company reduces the carrying amount of trade receivable to the higher of the amount that could be realized by selling the receivable at the balance sheet date and the present value of cash flows expected to be generated by holding the receivable.

When the extent of impairment of a previously written-down trade receivable decreases, and the decrease can be related to an event occurring after the impairment was recognized, the impairment loss is reversed to the extent of the improvement.

Hiive Markets Limited
Notes to the Financial Statements
(Expressed in thousands of U.S. dollars)
Year ended December 31, 2025

Revenue Recognition

The Company recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The guidance requires an entity to follow a five step model to (1) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

For each closed transaction intermediated by Hiive Markets Limited, the firm collects an administrative or "closing" fee and a percentage-based commission or success fee which is recognized on the closing date. The closing date is defined as the date in which both the buyer and the seller execute the Stock Transfer Agreement or Share Purchase Agreement. The Company acts as an agent in the majority of transactions intermediated by the firm. In transactions where the Company collects fees on behalf of a co-broker, the Company records those co-brokerage fees as a reduction to gross revenue earned.

Contract Assets and Liabilities

Unbilled revenue primarily relates to the Company's right to consideration for services completed but not yet billed at the reporting date. These amounts are transferred to accounts receivable when the right to payment becomes unconditional.

Deferred revenue arises when the Company receives payments in advance of the performance obligations under a contract. These amounts are recognized as revenue when the Company completes the related services.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Transactions

Transactions in currencies other than USD are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates prevailing at the end of the reporting period. Profits and losses arising on exchange are included in other expenses in the statement of operations.

Hiive Markets Limited
Notes to the Financial Statements
(Expressed in thousands of U.S. dollars)
Year ended December 31, 2025

Income Taxes

The Company follows the asset and liability method of accounting for corporate income taxes. Under this method, deferred tax assets and liabilities represent the amount of tax applicable to temporary differences between the carrying amounts of the assets and liabilities and their values for tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in deferred income taxes related to a change in tax rates are recognized in income in the year of the tax rate change.

Adoption of New Accounting Standards

The Company monitors new standards, amendments to standards and interpretations, which are relevant to the Company.

In December 2023, the Financial Accounting Standards Board issued ASU No. 2023-09, "Improvements to Income Tax Disclosures." The ASU requires enhanced income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The Company adopted ASU 2023-09 effective January 1, 2024. The adoption of this standard did not have a material impact on the Company's financial position, results of operations, or financial statement disclosures.

3. **Cash Segregated Under Federal and Other Regulations**

The Company operates under the exemptive provisions of the SEC Rule 15c3-3(k)(2)(i). In accordance with these provisions, the Company maintains a Special Account for the Exclusive benefit of Customers for the purpose of handling customer funds in connection with its broker-dealer activities.

As at December 31st, 2025, cash of $8,024 was maintained in this account. These funds are restricted and are not available for the Company's general operating expenses. Under the (k)(2)(i) exemption, the Company is required to promptly transmit all customer funds in compliance with paragraph (a) or (b)(2) of Rule 15c2-4.

4. **Payable to Customers**

Customer payables of $8,024 represent cash balances owed to customers and counterparties specifically related to settled transactions. The company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i), which requires that the Company carry no margin accounts and promptly transmits all customer funds received in connection with its activities as a broker-dealer in compliance with paragraph (a) or (b)(2) of Rule 15c2-4.

Hiive Markets Limited
Notes to the Financial Statements
(Expressed in thousands of U.S. dollars)
Year ended December 31, 2025

5. Accounts Receivable

		2025
Trade receivables, gross	$	2,095
Allowance for doubtful accounts		(311)
Trade receivables, net	$	1,784

6. Related Party Transactions and Balances

The Company has an active Administrative Services Agreement (the "Expense Sharing Agreement") with THCL, the parent company of the Company. In accordance with the Expense Sharing Agreement, the Company reimburses THCL on a monthly basis for an allocable share of the expenses incurred by THCL.

As at December 31, 2025, the Company had a payable due to THCL of $8,143 and receivables due from related affiliates of $5. Balances with related parties are non-interest-bearing and are repayable on demand.

7. Net Capital Requirements

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. As an introducing broker-dealer that carries customer funds under sub-paragraph (k)(2)(i), the Company is required to maintain a minimum net capital of the greater of $100 or 6 2/3% of aggregate. At December 31, 2025, the Company's net capital was $23,688, which was $22,139 in excess of its minimum requirement of $1,549.

8. Subsequent Events

The Company has evaluated subsequent events through the date of issuance of these financial statements. Based on this evaluation, the Company has determined that no events have occurred that impact or require disclosure in these financial statements.